UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

INFOBLOX INC.

(Name of Subject Company)

INFOBLOX INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45672H104

(CUSIP Number of Class of Securities)

Jesper Andersen

President and Chief Executive Officer

Infoblox Inc.

3111 Coronado Drive

Santa Clara, California 95054

(408) 986-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew P. Quilter, Esq. David K. Michaels, Esq. William L. Hughes, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Stephen Yu Executive Vice President and General Counsel Infoblox Inc. 3111 Coronado Drive Santa Clara, California 95054 (408) 986-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Infoblox Inc. (the “Company”) with the Securities and Exchange Commission on October 7, 2016 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by India Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Delta Holdco, LLC (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value of $0.0001 per share (the “Shares”), at a purchase price equal to $26.50 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Merger Sub dated October 7, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the paragraph under the subsection heading entitled “Germany Antitrust Laws” on page 54 of the Schedule 14D-9 as follows:

“Under the German Act against Restraints of Competition of 1957, as amended (the “German Act”), the acquisition of Shares in the Offer and the Merger may not be completed until the Federal Cartel Office (“FCO”) has cleared the transaction or the waiting period of one month after submission of a complete notification has expired without the FCO having prohibited the transaction. Parent filed the required premerger filing with the FCO on September 30, 2016. On October 20, 2016, Parent received notice that the FCO granted early termination of the applicable waiting period. Accordingly, the condition to the Offer relating to the obtainment of all applicable clearances and authorizations required by the German Act has been satisfied. The joint press release announcing the approval by the FCO is attached as Exhibit (a)(1)(J) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Parent on October 20, 2016, and is incorporated herein by reference.”

•	By adding the following paragraph after the first paragraph under the subheading “Certain Litigation”:

“On October 18, 2016, Frank Lin, a purported stockholder of the Company, filed a putative stockholder class action complaint in the Court of Chancery of the State of Delaware against the individual members of the Board, captioned Frank Lin v. Jesper Andersen, et. al., Case No. 12834-VCG. The complaint in this action alleges, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Transactions, that the Transactions do not appropriately value the Company and were the result of a flawed sale process, that the Merger Agreement includes preclusive deal terms and that the Schedule 14D-9 omitted or misstated material information. The complaint seeks, among other things, an order enjoining defendants from consummating the Transactions, money damages and an award of attorneys’ and experts’ fees. Because this action is in its early stages, it is not possible to determine the potential outcome of this lawsuit or to make any estimate of probable losses at this time. The Board believes that the claims asserted in the lawsuit are without merit and intends to vigorously defend against the action. A negative outcome in the action could have a material adverse effect on the Company if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement.

The foregoing description is qualified in its entirety by reference to the complaint attached as Exhibit (a)(5)(C) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Parent on October 20, 2016.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(M)	Joint Press Release issued by Parent and the Company on October 20, 2016 (incorporated by reference to Exhibit (a)(1)(J) to Amendment No. 2 to the Schedule TO filed with the SEC on October 20, 2016).

(a)(5)(N)	Class Action Complaint dated October 18, 2016 (Frank Lin v. Jesper Andersen, et. al., Case No. 12834-VCG) (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on October 20, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: October 20, 2016

INFOBLOX INC.

By:	/s/ JANESH MOORJANI
Name: Janesh Moorjani Title: Chief Financial Officer